UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
October 20, 2026

In the Matter of

Feitu Shanglian Cloud Information Technology Co., Ltd
Suite 2206, Cassia Court
72 Market Street, Camana Bay
P.O. Box 32303
Grand Cayman KY1-1209
Cayman Islands

ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 333-291459

Feitu Shanglian Cloud Information Technology Co., Ltd filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

Feitu Shanglian Cloud Information Technology Co., Ltd has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on October 20, 2026.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Larry Spirgel
Office Chief